FUTURES INVESTMENT COMPANY
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306
                           facsimile (260) 833-4411

                                          November 2, 2005

Ms. Karen Garnett                         Filed via EDGAR
Assistant Director
Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   TriView Global Fund, LLC (the "Registrant" and the "Fund")
      Pre-effective Amendment No. 5 to Registration Statement on Form S-1 File No. 333-119655

Dear Ms. Garnett,

We hereby advise that no preliminary copies of the Prospectus have been distributed. We also request acceleration of the above referenced Registration Statement on Form S-1 to 12:00 P.M. Eastern Standard Time on Thursday, November 3, 2005, or as soon thereafter as practicable. We acknowledge that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           Futures Investment Company


                                           By: /s/ Michael Pacult
                                           Michael Pacult, President

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                           TRIVIEW GLOBAL FUND, LLC
                             505 Brookfield Drive
                             Dover, Delaware 19901

                                (800) 331-1532

                                      November 2, 2005

Ms. Karen Garnett                     Filed via EDGAR
Assistant Director
Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   TriView Global Fund, LLC (the "Registrant" and the "Fund")
      Pre-effective Amendment No. 5 to Registration Statement on Form S-1 File No. 333-119655

Dear Ms. Garnett,

We hereby request acceleration of the above referenced Registration Statement on Form S-1 to 12:00 P.M. Eastern Standard Time on Thursday, November 3, 2005, or as soon thereafter as practicable. We acknowledge that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      TriView Global Fund, LLC


                                      By: /s/ Michael Pacult
                                      Michael Pacult, President
                                      TriView Capital Management, Inc.
                                      The Managing Member
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